SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 Amendment No. 2
                    Under the Securities Exchange Act of 1934



                                  US WATS, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    90337P109
                                 (CUSIP Number)


                            Aloysius T. Lawn IV, Esq.
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500

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            (Name, address and telephone number of persons authorized
                      to receive notices and communications

                                 March 11, 1998
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: _____

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Tel-Save Holdings, Inc.   23-2827736

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2.        Check the Appropriate Box if a Member of a Group
          (a)
          (b)

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3.        SEC Use only

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4.        Source of Funds

          WC

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5.        Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)

          Not Applicable

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6.        Citizenship or Place of Organization

          Delaware, United States

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Number of                     7.        Sole Voting Power
Shares                                  0 Common Shares

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Beneficially                  8.        Shared Voting Power
Owned By                                0 Common Shares

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Each Reporting                9.        Sole Dispositive Power
Person With                             0 Common Shares

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10.       Shared Dispositive Power

          0 Common Shares

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11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          0 Common Shares
          See Item 5

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12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares

          Not Applicable

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13.       Percent of Class Represented by Amount in Row (11)

          0%

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14.       Type of Reporting Person

          HC

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                                       2

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                          RELATING TO THE COMMON STOCK
                                       OF
                                  US WATS, INC.



Item 5 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

     On March 11, 1998, the Reporting Person sold 2,149,225 Common Shares at an average price of $0.89 per share, which constituted all of the Common Shares owned by the Reporting Person.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each reporting persons named below, each such reporting person certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned reporting persons hereby agrees that this statement be and hereby is filed on behalf of each such reporting person.

                                            Tel-Save Holdings, Inc.

                                        By:  /s/ Aloysius T. Lawn IV, Esq.
                                            ------------------------------------
                                            Name:      Aloysius T. Lawn IV, Esq.
                                            Title:     General Counsel
                                                       and Secretary

Dated:  March 20, 1998